Stradley Ronon Stevens & Young, LLP

1250 Connecticut Avenue, N.W., Suite 500

Washington, D.C. 20036

Telephone 202-822-9611

Fax 202-822-0140

www.stradley.com

Prufesh R. Modhera, Esq.
(202) 419-8417
pmodhera@stradley.com

October 16, 2009

Via EDGAR

Rebecca Marquigny, Esquire
Tony Burak
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

        RE:    Nationwide Variable Insurance Trust –
                   Registration Statement on Form N-14 (File Number: 333-161990)

Dear Ms. Marquigny and Mr. Burak:

     This letter (the “Response Letter”) responds to each of the comments provided orally to me on September 29, 2009, regarding the registration statement on Form N-14 (the “Registration Statement”) filed by Nationwide Variable Insurance Trust (the “Registrant”). The Registration Statement was filed to register Class II shares of beneficial interest, without par value, of NVIT Money Market Fund (the “Money Market Fund”), a series of the Registrant, that will be issued to the shareholders of NVIT Money Market Fund II (the “Money Market Fund II”) (collectively, the “Funds”), a series of the Registrant, in connection with the transfer of substantially all of the assets of the Money Market Fund II to the Money Market Fund in exchange for Class II shares of beneficial interest of the Money Market Fund, pursuant to the Plan of Reorganization.

     For your convenience, I have summarized each of your comments in bold, in the order you provided them, and have set forth the Registrant’s response immediately below each comment. We have addressed the comments provided by each of you separately in this Response Letter. The revisions indicated below will be included in the Registrant’s subsequent filing under Rule 497 related to the Registration Statement.

     In connection with our responses to your comments, we acknowledge, on behalf of the Registrant, that:

§ The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

Rebecca Marquigny, Esquire Tony Burak U.S. Securities and Exchange Commission October 16, 2009 Page 2

§ Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing; and
§ The Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Rebecca Marquigny’s Comments

     1. Comment – Please include the standard Tandy representations in the Response Letter.

         Response – Registrant has included the standard Tandy representations.

     2. Comment – Please explain what is meant by the reference to “other direct shareholders of the Funds.”

         Response – The reference to “other direct shareholders” refers to certain fund-of-funds that invest in the Funds for which Nationwide Fund Advisors retains proxy voting authority. Registrant has clarified the disclosure to indicate this.

     3. Comment – In the section “Reasons for the Transaction,” revise the language to indicate that, if true, the Board considered, in addition to the net expenses, the gross expenses of the Funds.

         Response – The Board considered gross and net expenses of the Funds. However, in the interest of clarity to the shareholders, Registrant has removed the “net” expenses reference so that “expenses” encompasses both gross and net expenses. In addition, use of the term “expenses” is consistent with the minutes prepared for the Board meeting at which the Board approved the reorganization.

     4. Comment – Please indicate who will pay for brokerage costs as a result of the reorganization.

         Response – Registrant has indicated that brokerage costs, if any, will be paid by the Funds and further indicated that it is currently anticipated that there would be no brokerage costs as a result of the reorganization.

     5. Comment – Please rewrite the first two bullets of the shareholder letter (as well as the identical language found in “Important Information to Help You Understand the Reorganization”) in plain English. Please clearly indicate, with regard to the bullet points, how the merger will benefit shareholders of both Funds.

2

Rebecca Marquigny, Esquire Tony Burak U.S. Securities and Exchange Commission October 16, 2009 Page 3

          Response – Registrant has rewritten the first two bullet points in plain English as well as clarified how the combination of both Funds will benefit shareholders.

Tony Burak’s Comments

     6. Comment – As there are no other classes being registered other than Class II shares of the Money Market Fund, please remove the phrase “depending on the share class you select” in the preamble to the fees and expense table.

         Response – Registrant has made the requested change.

     7. Comment – In the fees and expense table for the Money Market Fund, please reflect the full amount of administrative services fees.  In addition, please reflect the full amount of administrative services fees in the expense example.

         Response – With regard to the Money Market Fund, Nationwide Financial Services, Inc. has committed to maintain the current level of the administrative services fee until October 31, 2010. Therefore, the full amount of administrative services fees has not been included in the fees and expenses table and there is no reason to revise the expense example. Registrant has revised the footnotes to the fees and expense table to reflect this commitment.

     8. Comment – Include a note to the Pro Forma Notes to Financial Statements that indicates which Fund (Acquiring Fund or Acquired Fund) will be the surviving Fund for accounting purposes.

         Response – Registrant has made the requested change. The Acquiring Fund is the surviving Fund for accounting purposes.

     9. Comment – In the Pro Forma Combined Statement of Operations, pursuant to Regulation S-X, please show information for the full 12-month period ended June 30, 2009.

        Response – Registrant has made the requested change.

   10. Comment – In the Pro Forma Statement of Investments, please include the following footnote: “As of June 30, 2009, all of the holdings of the Acquired Fund would comply with the investment restrictions or compliance guidelines of the Acquiring Fund.”

         Response – Registrant has made the requested change.

* * *

3

Rebecca Marquigny, Esquire Tony Burak U.S. Securities and Exchange Commission October 16, 2009 Page 4

     The Registrant believes it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me by telephone at (202) 419-8417 or in my absence, Christopher Zimmerman at (202) 419-8402.

Respectfully submitted,

/s/ Prufesh R. Modhera Prufesh R. Modhera, Esquire

cc:	Allan Oster, Esquire Barbara A. Nugent, Esquire Christopher J. Zimmerman, Esquire

4